[Reference Translation]

October 2, 2017

To Whom It May Concern:

Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities Exchanges throughout Japan)
Name and Title of Contact Person:
Kenta Kon, General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Completion of Payment Related to Disposition of Treasury Stock

by Way of Third-party Allotment

Toyota Motor Corporation (“Toyota”) hereby announces that payment procedures were completed on October 2, 2017 as follows in connection with the disposition of treasury stock by way of third-party allotment to Mazda Motor Corporation (“Mazda”), which was resolved at a meeting of the board of directors of Toyota held on August 4, 2017 and announced on the same day in “Notice Concerning the Strengthening of the Continued Collaborative Relationship between Toyota Motor Corporation and Mazda Motor Corporation and the Execution of a Memorandum of Understanding Concerning a Business and Capital Alliance” and “Notice Concerning Disposition of Treasury Stock by Way of Third-party Allotment.”

Outline of the disposition of treasury stock by Toyota by way of third-party allotment to Mazda

(1)	Date of disposition	October 2, 2017

(2)	Number of shares to be disposed	8,293,300 shares of common stock

(3)	Disposition price	JPY 6,029 per share

(4)	Total disposition price	JPY 50,000,305,700

(5)	Method of disposition or allotment (Expected subscriber)	All of the shares are allotted to Mazda by way of third-party allotment.

(6)	Number of treasury shares after the disposition	The number of treasury shares held by Toyota after the disposition of treasury stock: 319,924,687 shares (Note)
		(Note)	The above number is calculated by deducting the number of shares to be disposed (8,293,300 shares) from the number of treasury shares (328,217,987 shares) as of August 31, 2017.

End